A Heart for Life

Medicure Inc.
Management Discussion & Analysis for the period
ending November 30, 2008

CORPORATE OFFICE:
4-1200 Waverley Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220
Fax: 204 488 9823 www.medicure.com

Message to Shareholders, January 2009

The strategic refocusing we have undertaken and the hard work of our dedicated staff has produced positive results. During the quarter we extinguished our Merrill Lynch term loan facility thus reducing future interest and principle repayments. Our goals going forward will continue to be on the growth of our commercial business, capitalization on the knowledge base we have accumulated through our research and development activities and on the securing of additional sources of capital.

Our commercial organization has produced the company’s fourth consecutive quarter of revenue growth and the second quarter in a row of revenue growth over the same quarter in the prior fiscal year. We can now say that we have reversed an 8 year long downward trend for AGGRASTAT®, a clinically proven, but long unpromoted, product. As our team's success in conveying AGGRASTAT®’s clinical and economic advantages spreads, one can anticipate further growth in sales.

Our R&D activities have been streamlined to enable us to move ahead with new clinical programs in a selective and cost-effective manner. As the new fiscal year progresses, our shareholders can look forward to learning more about promising new initiatives in developing agents for lipid lowering and for use in neurological conditions and we are expecting to announce some developments on this front in the near future.

I thank our dedicated shareholders and employees who have supported us during the past several months. While we continue to face challenges from the past years events, the Medicure team is optimistic about and committed to the Company's refocused commercial and clinical programs and its business plans. We ask you to join us in setting our sights forward.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

January 14, 2009

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For the Six Month Period ended November 30, 2008

The following discussion and analysis should be read in conjunction with Medicure Inc.’s (the "Company") unaudited interim consolidated financial statements and accompanying notes. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion and analysis provides an update to the Managements’ Discussion and Analysis and financial statements contained in our 2008 Annual Report and should be read in conjunction with these documents. All amounts are expressed in Canadian dollars unless otherwise noted. The Company’s fiscal year end is May 31. The Company’s independent auditors, KPMG LLP Chartered Accountants, have not reviewed the unaudited interim consolidated financial statements.

This "Management’s Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements and information which may not be based on historical fact, and which may be identified by the words "believes," "may," "plan," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions and the negative of such expressions. Such forward looking statements include, without limitation, statements regarding, our intention to further advance our commercial operation and increase AGGRASTAT® product revenue, our intention to raise capital through equity or debt financings, collaborative or other arrangements with third parties or through other sources of financing, our ongoing corporate restructuring plan, our intention to discover and develop new pharmaceuticals, our intention to license the sale and distribution of any products we may commercialize to larger, international pharmaceutical companies, our plan to move forward with a clinical development program for MC-1 in chronic indications, our intention to build a pipeline of pre-clinical products over the next several years, including our drug product candidates currently at the discovery and preclinical stages of development, our evaluation of other drug candidates for potential license with the objective of further broadening our product and patent portfolio and our licensing and research collaboration discussions, from time to time, with larger pharmaceutical firms and other biotechnology firms relating to the potential development and commercialization of our product candidates.

Such forward-looking statements and information involve a number of assumptions as well as known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements and information including, without limitation, the ability to meet its debt obligations, dependence on collaborative partners, sufficient working capital to meet current obligations, our ability to continue as a going concern, the competitive landscape in the markets which we compete, pricing and/or Medicare/Medicaid positioning for AGGRASTAT®, the availability of capital on acceptable terms to pursue the commercialization of AGGRASTAT® and to carry on research and development programs related to MC-1 or other products, unanticipated interruptions in our manufacturing operations, significant changes in foreign exchange rate, the impact of new discoveries and scientific information that affect the competitive positioning of AGGRASTAT® and/or its competitors, the impact of competitive products and pricing, the compliance with all long-term debt covenants and obligations, the expense and outcome of certain legal and regulatory proceedings and expense thereto, the nature of the market for MC-1 in the treatment of chronic cardiovascular and metabolic indications, the regulatory approval process leading to commercialization, fluctuations in operating results, and other risks as detailed from time to time in our filings with the SEC and the Canadian Securities Administrators, our ability to anticipate and manage the risks associated with the foregoing, contractual disagreements with third parties, the unpredictability of protection provided by our patents, the results of continuing safety and efficacy studies by industry and government agencies, the regulatory environment and decisions by regulatory bodies impacting our products, fees relating to our products and the feasibility of additional clinical trials, the company’s stage of development, lack of product revenues, the company’s limited marketing experience, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products and the ability to protect its intellectual property;

These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments, except as otherwise required by applicable law. Additional risks and uncertainties relating to the Company and its business can be found in the "Risk Factors" section of its Annual Report on Form 20-F for the year ended May 31, 2008, which can be obtained on SEDAR (www.sedar.com).

Company Profile

Medicure is a pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics. The Company’s primary focus is on the sale of its acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its subsidiary, Medicure Pharma Inc. The Company’s research and development focus is on the clinical development of new chronic medical applications of MC-1.

The above described focus was adopted following the Company’s decision in February 2008 to put on hold its primary development program, MC-1 for acute treatment of cardio=protection in Coronary Artery Bypass Graft (CABG) procedures and Acute Coronary Syndromes (ACS) following the announcement that the MEND-CABG II study did not meet the primary endpoint. This strategic change, coupled with focused capital conservation efforts to reduce overhead, have assisted the Company in conserving capital. As announced on August 28, 2008, the Company maintains expectation that, its existing working capital is sufficient to fund its planned operations through the end of fiscal year 2009. Although these have been some very positive steps forward for the Company, its ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans and on securing additional sources of financing. (See the Critical Accounting Estimates and Changes in Accounting Policies for further details).

Commercial:

AGGRASTAT® is a glycoprotein GP IIb/IIIa receptor antagonist used for the treatment of acute coronary syndrome (ACS), including unstable angina and non-ST elevated myocardial infarction (NSTEMI). The Company’s subsidiary, Medicure Pharma, Inc. (Sommerset, NJ) sells the product through its targeted, hospital-based cardiovascular sales force with the support Medicure’s home office commercial operations based in Winnipeg, MB.

Net revenue from the sale of AGGRASTAT® for the second quarter of fiscal 2009 increased 25% over the net revenue for the previous quarter and by 350% compared to the same period in fiscal 2008. This is the fourth consecutive quarter of growth in net revenue for the product. Net revenue for the six months ending November 30, 2008 grew by $1.8 million or 227% to $2.6 million versus the same period in fiscal 2008. The growth in revenue can be attributed to a variety of factors including, but not limited to, the impact of strategic changes made to the commercial organization early in fiscal 2008, redirection of the Company’s focus from MC-1 development to AGGRASTAT®, tangible results from field based sales efforts and modest expansion of the sales force over the past two quarters.

Progress in rebuilding AGGRASTAT®’s place in the market for US GP IIb/IIIa receptor antagonists (estimated at over $500 million in 2007) leads Management to anticipate further progress during the remainder of fiscal 2009.

Going forward, the Company intends to explore opportunities to further expand revenue through the acquisition of other niche products that fit the commercial organization.

Research and Development:

The Company’s primary Research and Development focus is the exploration and advancement of clinical applications of MC-1, a naturally occurring small molecule, in chronic medical conditions. The Company is also looking to generate shareholder value from its library of small-molecule anti-thrombotics and acute applications of MC-1.

Ongoing Research and Development activity is carefully managed and this continued investment has been reduced substantially as part of capital conservation efforts and to reflect the Company’s strategic focus on AGGRASTAT®.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
MC-1-Chronic	Lipid lowering/metabolic syndrome	Phase II studies - planning
MC-1-Chronic	Neurological indications	Phase II studies - planning
MC-45308	Anti-thrombotic small molecules	Discovery–pursuing partnership

The lead clinical programs related to the chronic applications of MC-1 for lipid lowering and the treatment of neurological conditions, benefit from over 10 years of work that Medicure put into the advancement of this compound through Phase III human clinical testing to reduce tissue injury and improve outcomes in settings such as CABG, ACS, and stroke and improving metabolic parameters in patients with hypertension and diabetes. Over this time the Company invested substantially in numerous animal and human safety and pharmacokinetic studies, product manufacturing and formulation development, efficacy studies in chronic and acute conditions, and other laboratory and non-lab based work. The information and physical assets resulting from this activity are a valuable asset that will reduce costs and speed development of this molecule for application to other conditions.

The development of MC-1 for use in ACS, CABG, stroke and other related acute conditions is not listed in the table above as these initiatives have been placed on hold. The Company plans to undertake a further review of MC-1's use in protecting against ischemic reperfusion injury as resources permit, and will in due course determine what if any further investigation is warranted. Information gained from the MEND CABG II study will also be used to support the investigation of alternative applications of MC-1. As a further adjustment in R&D focus, the chronic programs for development of MC-1 in fixed dose combinations with other therapeutics for metabolic syndrome (candidate referred to as MC-4262) and diabetes/hypertension (referred to as MC-4232) have been placed on hold while the Company focuses its efforts on clinical evaluation of this small molecule as a stand alone therapy for cardiovascular and non-cardiovascular conditions.

Medicure possesses a library of novel therapeutics designed and developed by its Drug Discovery program for treatment of cardiovascular and cerebrovascular diseases. This library includes a series of small molecule dual acting anticoagulant/antiplatelet compounds (including the preclinical lead, MC-45308) which may be useful in treating venous and arterial thrombosis. A number of these compounds are active at nanomolar concentrations and selectively inhibit thrombin. In addition these compounds also inhibit platelet aggregation. These compounds provide a basis for further chemical modification and optimization to the desired ratio of anticoagulant/antiplatelet activity. The dual acting anticoagulant/antiplatelet molecules have shown activity in venous and arterial models of thrombosis. Acute toxicity studies in rats also demonstrate a favorable safety profile.

Critical Accounting Estimates and Changes in Accounting Policies

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Future estimates and assumptions may lead to different judgments than those applied in the preparation of these consolidated financial statements. Areas of significant estimates include revenue recognition, research and development costs, clinical trial expenses, the assessment of net recoverable value of intangible assets, income taxes, stock-based compensation and accounting for warrants.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP and on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended May 31, 2008, except as disclosed in note 2. These unaudited interim financial statements should be read in conjunction with the May 31, 2008 audited financial statements.

The current period’s financial statements include the operations of the Company for the three and six month periods ended November 30, 2008. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six month periods ended November 30, 2008 are not necessarily indicative of the results to be expected for the full year.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation.

The Company has sustained losses since its formation and has accumulated a deficit of $145,217,384 as at November 30, 2008. In March 2008, the Company announced a corporate restructuring which included a significant reduction in number of staff and in resources allocated to certain programs. Although the company has been successful in reducing it’s ongoing cash requirements, based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt and commitments beyond the end of the 2009 fiscal year without additional capital. The Company’s plan to address the expected shortfall of working capital is to secure additional funding, increase operating revenue and further reduce operating expenses where possible. The company is also exploring additional strategic alternatives. There is no certainty that the Company will be able to obtain any financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Changes in Accounting Policies

Section 1535, Capital Disclosures (Section 1535), requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to these sections are contained in note 11 to the unaudited interim consolidated financial statements.

Section 3862, Financial Instruments - Disclosure (Section 3862) and Section 3863, Financial Statements - Presentation (Section 3863) replace Section 3861, Financial Statements - Disclosure and Presentation, revising and enhancing disclosure requirements. Section 3863 carries forward presentation related requirements of Section 3861. Disclosure requirements pertaining to these sections are contained in note 10 to the unaudited interim consolidated financial statements.

Section 3031, Inventories (Section 3031), supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost and net realizable value, the allocation of fixed production overheads based on normal capacity, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The adoption of this section did not have a material impact on the Company’s financial statements.

Section 1400, General Standards of Financial Statement Presentation (Section 1400) was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. Disclosure requirements pertaining to this section is contained in note 1 to the unaudited interim consolidated financial statements.

Revenue recognition
The Company recognizes product revenue when substantially all of the risks and rewards of ownership have transferred to the customer and collection is reasonably assured. Revenue is recognized upon product delivery and when no significant contractual obligations remain. As is common practice in the pharmaceutical industry, the Company’s sales are made to pharmaceutical wholesalers for further distribution to end consumers.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances). Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals. In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provide by our wholesalers and other 3rd party external information management estimates customer and wholesaler inventory levels, sales trends and hospital demand. Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate our product sales allowances. Third-party data is subject to inherent limitations of estimates that rely on information from external sources, as this information may itself rely on certain estimates.

Interest income is recognized as earned.

Research and development costs
All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Clinical trial expenses
Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

Intangible assets
Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the Company’s patents is expensed as incurred. Intangible assets are recorded at acquisition cost and are amortized on a straight-line basis based on the following estimated useful lives:

Technology license	8 years
Patents	5-20 years
Trademark	10 years
Customer list	10 years

The Company determines the estimated useful lives of intangible assets based on a number of factors, including: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of these factors could require a revision of the expected useful life of the intangible asset, which could have a material impact on the Company’s results of operations through an increase to amortization.

On a regular basis, management reviews the valuation of intangible assets taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the potential benefit the Company expects to derive from the costs incurred to date and the Company’s ongoing development plans. A change in any of these assumptions could produce a different fair value, which could have a material impact on the Company’s results of operations.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Stock-based compensation
The Company has a stock option plan for its directors, management, consultants, and employees. Compensation expense is recorded for stock options issued to employees and non employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company’s stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The Black-Scholes model is not the only permitted model to calculate the fair value of stock options. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. For the three month and six month periods ended November 30, 2008, the Company recorded stock compensation expense of $104,000 and $115,000 (three and six month periods ended November 30, 2007 $118,000 and $255,000 respectively).

Recent Accounting Pronouncements Issued But Not Yet Adopted

The following accounting standards were issued recently by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

In February 2008, the Accounting Standards Board confirmed that the use of International Financial Reporting Standards ("IRFS") will be required, for fiscal years beginning on or after January 1, 2011, for publicly accountable profit-oriented enterprises. After that date, IFRS will replace Canadian GAAP for those enterprises. The Company has not yet assessed the future impact of these new accounting standards on its consolidated financial statements.

In November 2007, the CICA issued Section 3064, Goodwill and Intangible Assets("Section 3064"). Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assetsand Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This standard is effective for the Company for interim and annual financial statements beginning on June 1, 2009.

Selected Financial Information

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

(in thousands of CDN$, except per share data)	November 30, 2008	August 31, 2008	May 31, 2008	February 28, 2008
Product sales, net	1,458	1,171	741	703
Other income	115	104	312	235
Selling, general and administrative	2,149	1,911	2,353	2,624
Research and Development	137	(511)	(60)	6,251
Interest expense	2,040	1,122	1,072	1,096
Foreign Exchange loss(gain)	3,878	1,457	88	(253)
Loss for the period	(6,975)	(3,009)	(2,705)	(22,675)
Basic and diluted loss per share	(0.05)	(0.02)	(0.02)	(0.17)
	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007
Product sales, net	324	479	1,724	2,522
Other income	297	306	448	467
Selling, general and administrative	3,872	3,224	3,805	3,425
Research and Development	11,231	11,238	10,217	6,518
Interest expense	1,125	538	599	614
Foreign Exchange loss(gain)	57	29	779	(152)
Loss for the period	(16,940)	(15,083)	(13,999)	(8,365)
/Basic and diluted loss per share	(0.14)	(0.13)	(0.12)	(0.08)

The quarterly loss for the three month period ended November 30, 2008 is $4.0 million higher than the three month period ended August 31, 2008 due to:

  Increase in unrealized foreign exchange loss on US$ denominated debt of $2.5 million.
  One time early termination fee of $0.7 million paid to retire the Merrill Lynch debt. Interest expense will decrease in future quarters as a result.
  A majority of the recovery on the clinical trials expensed in fiscal 2008 occurred in the first quarter of 2009 (see discussion under Research and Development). The company continued to realize some benefit in the second quarter of 2009 but to a much lesser extent.
  Though somewhat offset by US$ revenue the company incurs a significant amount of expenses in US$ which had a negative impact during the current quarter as the exchange rate at changed from 1.062 at August 31, 2008 to 1.237 at November 30, 2008.

The Company’s increasing quarterly losses during the first three quarters of fiscal 2008 were the result of the Phase 3 MEND-CABG II clinical trial which was completed in February 2008. In addition, the Company recorded an impairment charge of $13.1 million during the third quarter of 2008. The significant decline in the quarterly loss starting in the fourth quarter of fiscal 2008 was the result of the completion of this trial and the corporate restructuring announced in March 2008. The Company’s increasing quarterly losses in fiscal 2007 relates primarily to the initiation and enrollment of patients in the Phase 3 MEND-CABG II clinical trial in the second quarter of fiscal 2007. The operations of the Company are not subject to any material seasonality or cyclicality factors.

Results of Operations

Revenue
The change in revenue for the three month and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Product sales, net	1,458	324	1,134	2,629	803	1,826

The increase of $1,134 for the three month period and $1,826 for the six month period over the same periods in fiscal 2008 represents a 350% and 227% increase respectively. The increase is attributable to the strengthening of US dollar, a higher demand from our wholesalers, and an improved product sales allowance as compared to the same period in the prior year. Factoring out the impact of the strengthening US dollar during this quarter the increase in revenue would have been 264% and 200% respectively.

The Company reconfigured its commercial operations during fiscal 2008. The Company had recognized that the initial commercial structure, which consisted of a contract sales organization (CSO) was not optimal as the Company was not able to maintain sufficient control and direction of the sales organization and has since transitioned to an internally managed and more cost effective operation. The company has started to realize the benefits of this strategy. Product sales are driven by hospital demand and in turn by the level of orders from pharmaceutical wholesalers. Part of the company’s reconfiguring has been an effort to increase hospital demand.

Cost of goods sold
The change in cost of goods sold for the three month and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Cost of goods sold	85	49	36	153	86	67

Cost of goods sold represents direct product costs associated with AGGRASTAT®. Amortization of the related acquired AGGRASTAT® intangible assets is separately discussed below.

The increase in cost of goods sold was due to the increase in sales volumes offset by royalties that were being paid to Merck in relation to Aggrastat sales in fiscal 2008. The royalty agreement was terminated January 2008 and therefore no royalty payments are being incurred in fiscal 2009.

Selling, general and administrative
Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

The change in selling, general and administrative expenditures for the three month and six month periods ended November 30, 2008 and November 30, 2007 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Selling, general and administrative expenditures – AGGRASTAT®	1,620	2,274	(654)	2,738	4,395	(1,657)
Selling, general and administrative expenditures - Other	529	1,598	(1,069)	1,322	2,701	(1,379)
Total selling, general and administrative expenditures	2,149	3,872	(1,723)	4,060	7,096	(3,036)

Selling, general and administrative expenditures - AGGRASTAT® decreased during the three month and six month periods ended November 30, 2008 as compared to the same period in fiscal 2008 due to the restructuring of the commercial operations as discussed above which resulted in selling and logistics expenses being reduced by approximately $1.0 million per quarter. A large part of the Aggrastat costs are incurred in US$. As the US dollar strengthened considerably versus the Canadian dollar during the current quarter, the savings that would have been realized were reduced.

Selling, general and administrative expenditures - other decreased during the three month period ended November 30, 2008 as compared to the same period in fiscal 2008 due to:

  A reduced level of staff which resulted as part of the restructuring in the fourth quarter of fiscal year 2008.
  In the 2008 fiscal period the company incurred additional professional fees and administrative expenses relating to the Birmingham financing.
  In the 2008 fiscal period the company had accrued capital tax expenditures which subsequently were reduced. The reduction has been reflected in the current fiscal year.
  Overall general reduction in selling, general and administrative expenditures as a result of the restructuring and reduced level of staff.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centres. The change in research and development expenditures for the three month and six month periods ended November 30, 2008 and November 30, 2007 are reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Clinical trial programs	49	10,743	(10,694)	(567)	21,399	(21,966)
Pre-clinical programs	61	433	(372)	107	892	(785)
Other research and development costs	27	55	(28)	86	177	(91)
Total Research and Development expenditures	137	11,231	(11,094)	(374)	22,468	(22,842)

Research and development expenditures decreased significantly during the three month period ending November 30, 2008 as compared to the same period in fiscal 2008 as expected. The Phase 3 MEND-CABG II study was completed in the third quarter of fiscal 2008 and there are no other Phase 3 studies planned for this fiscal year. Pre-clinical and other research and development costs are also planned to be lower during fiscal 2009 as the company focuses on its commercial product and only on selected research and development programs. During the three month and six month period ending November 30, 2008 the company, and with the support of our clinical partners and service providers, was able to secure a recovery on some of the research and development costs previously expensed in fiscal 2008.

Clinical Trial Programs

As clinical products move towards commercialization, the investment in clinical development increases significantly. The investment associated with phase 3 clinical trials is generally substantially greater than that for phase 2 trials. This results from the increased numbers of clinical sites and patients that are required for phase 3 trials. The investment in the clinical products is expensed for accounting purposes and was one of the key drivers of the Company’s losses in Fiscal 2008, in particular the phase 3 trials on the MC-1 MEND-CABG II clinical program.

No Phase 3 clinical trials are planned for fiscal 2009.

MC-1 CABG Program
In February 2008 the Company completed the MEND-CABG II study and announced that the study did not meet the primary endpoint.

During the first quarter of fiscal 2009 we continued our efforts to secure our financial future by addressing costs associated with the MEND CABG II clinical program. With the support of our clinical partners and service providers we believe this effort has improved our financial position.

Cost incurred during the fiscal 2008 year related to regulatory activity, patient costs, monitoring costs, laboratory tests, manufacturing costs and administration costs. A small amount of manufacturing, monitoring and administration costs will continue into 2009 until all activities of this study are finalized. These costs are partially offset by recoveries of certain previously expensed costs with the support of our clinical partners and service providers.

For the three month and six month periods ended November 30, 2008, total expenditures for the MEND-CABG program were $64,000 and ($576,000) respectively, as compared to $10,704,000 and $21,353,000 for the same periods in fiscal 2008.

MC-1 Chronic Program
Medicure’s lead development programs involve new chronic applications of MC-1 in lipid lowering and treatment of neurological conditions. The Company is moving forward in a cost conservative manner to advance preclinical studies and has begun to develop plans for future clinical studies. Clinical plans have not yet been finalized and studies will not be moved forward until sufficient resources are obtained and clinical costs can be minimized such that management is confident in the Company’s financial ability to complete them.

Cost incurred during the current quarter related to data analysis and planning for future clinical development.

For the three month and six month periods ended November 30, 2008, total expenditures for the MC-1 Chronic program were $(15,000) and $9,000 respectively, as compared to $7,000 and $14,000 in fiscal 2008. The costs in fiscal 2008 were primarily related to our MATCHED Study program of MC-4232 which is currently on hold.

Preclinical Programs

Medicure possesses a library of novel, anti-thrombotic small molecules developed by its Drug Discovery program. Further development of the anti-thrombotic program is planned if partnerships or other third party funding can be established. Costs incurred thus far in 2009 are mainly associated with keeping this program active while partnerships and third party funding is explored.

Amortization

The change in amortization for the three and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Amortization	260	802	(542)	497	1,604	(1,107)

Amortization decreased during the three month period ending November 30, 2008 and is expected to be lower throughout the year as a result of the write-down in intangibles in the third quarter of fiscal 2008. The majority of amortization expense in both periods relates to the amortization of AGGRASTAT® intangibles.

Interest and Other Income

The change in interest and other income for the three month and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Interest and other income	115	297	(182)	219	603	(384)

The decrease in interest and other income in the first quarter of fiscal 2009 is the result of lower cash and cash equivalents balance as compared to the prior fiscal year. Investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

Interest Expense

The change in interest expense for the three month and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Interest expense	2,040	1,125	915	3,162	1,663	1,499

The increase in interest expense in the three month period ended November 30, 2008 as compared to fiscal 2008 is primarily due to an early termination fee of US$600,000 paid in relation to the repayment of the Merrill Lynch debt at the end of the quarter. The additional increase is due to the strengthening of US dollar during the quarter as the company’s debt and interest payments are denominated in US dollars. The increase for the six month period is due to the increases described above and the interest on the US$25 million in long-term debt that the Company secured in the second quarter of fiscal 2008.

Foreign Exchange Loss (Gain)
The change in the foreign exchange loss (gain) for the three month and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Foreign exchange loss (gain)	3,878	57	3,821	5,335	87	5,248

The foreign exchange loss in the three and six month periods ended November 30, 2008 is due to a strengthening of the U.S. dollar relative to the Canadian dollar in the period and a decrease in US dollar cash held by the company.. The exchange rate at November 30, 2008 was 1.237 versus 1.00 at November 30, 2007. The majority of the loss was incurred on our US dollar denominated debt.

As at November 30, 2008, the Company has approximately US$3.1 million in U.S. denominated cash and cash equivalents and restricted cash compared with US$25.0 million in long-term debt. At November 30, 2007 the Company had approximately US$26.8 million in U.S. denominated cash and cash equivalents compared with US$37.0 million in long-term debt.

Loss for the Period
The consolidated net loss for the three month and six month periods ended November 30, 2008 and November 30, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
(in thousands of CDN$, except per share data)	FY 2009	FY 2008	Increase (Decrease)	FY 2009	FY 2008	Increase (Decrease)

Loss for the period	6,975	16,940	(9,965)	9,984	32,023	(22,039)

Loss per share	0.05	0.14	(0.09)	0.08	0.27	(0.19)

The consolidated net loss for the three and six month periods ended November 30, 2008 resulted mainly from interest expense and the foreign exchange loss. The decrease in the loss for the three and six month periods ended November 30, 2008 compared to the same periods in fiscal 2008 is primarily the result of the reduction in Research and Development costs and administration costs partially offset by higher interest costs and the foreign exchange loss.

Liquidity and Capital Resources
Since the Company’s inception, it has financed operations primarily from public and private sales of equity, debt financing, the issue of warrants and the exercise of stock options, and interest on excess funds held.

Cash used in operating activities for the three months ended November 30, 2008 decreased by $14.1 million or 89.2% to $1.7 million, compared to $15.8 million for the same period in fiscal 2008 primarily due to a decrease of $14.1 million related to loss from operations adjusted for non-cash items but before changes in operating assets and liabilities

Cash used in operating activities for the six months ended November 30, 2008 decreased by $20.5 million or 75.6% to $6.6 million, compared to $27.1 million for the same period in fiscal 2008 primarily due to:

  A decrease of $27.4 million related to loss from operations adjusted for non-cash items but before changes in operating assets and liabilities
  An increase of $5.8 million related to the change in accounts payable and accrued liabilities as the company continued to pay off existing amounts owed relating to the Phase III clinical study conducted in fiscal 2008.
  An increase of $1.2 million related to the change in accounts receivable due to the timing of collections.

Investing activities in the three and six months ended November 30, 2008 and 2007 were insignificant.

Cash inflow from financing activities for the three and six months ended November 30, 2008 was $Nil compared to $35.9 million and $34.4 million for the same periods in fiscal 2008. The net financing inflow in the second quarter of fiscal 2008 resulted from the issuance of common shares and warrants and proceeds from the Birmingham financing and were slightly offset by principal repayments on the term loan facility.

At November 30, 2008 the Company had cash and cash equivalents totaling $5,174,000 as well as restricted cash of nil compared to $11,905,000 of cash and cash equivalents as well as $11,916,000 of restricted cash as of May 31, 2008.

Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the 2009 fiscal year without additional sources of capital. The Company’s plan to address the expected shortfall of working capital is to secure additional funding and to increase operating revenue and reduce operating expenses. There is no certainty that the Company will be able to obtain any sources of financing on acceptable terms, or at all, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The total number of common shares issued and outstanding at November 30, 2008 and at May 31, 2008 was 130,307,552.

As at January 10, 2008, the Company had 130,307,552 common shares outstanding and 7,029,182 and 15,961,271 options and warrants outstanding, respectively, to purchase common shares.

Contractual Obligations
As at November 30, 2008 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Contractual Obligations Payment Due By Fiscal Period
(in thousands of US$)	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt obligations[1]	$25,000	$-	$-	$-	$831	$1,736	$22,433
Purchase Agreement Commitments[2]	2,657	322	483	644	805	403	-
Total	$27,657	$322	$483	$644	$805	$403	$22,433

Long-term debt obligations reflect principal repayment obligations (excluding interest payments) over the term of this debt. The long-term debt obligations of the Birmingham agreement equal the total minimum annual payments over the term of the agreement discounted using an effective interest rate of 13.3% . See note 1 below.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds.

In addition, as at November 30, 2008, the Company has committed to fund up to a maximum of $26,100,000 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided.

As at November 30, 2008, the Company has provided a research advance of $200,000 (May 31, 2008 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

______________________________________________
1 In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for a US$25 million up-front cash payment. Under the terms of the agreement, Birmingham will receive a payment based on a percentage of AGGRASTAT® net sales. Birmingham is entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next $5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual returns start at US$2.5 million in 2008 and escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement aggregate US$49.7 million.

Birmingham will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Birmingham will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Birmingham is entitled to a return of 10 percent on the first US$35 million in MC-1 revenues, 5 percent on the next US$40 million in MC-1 revenues and 3 percent thereafter. Birmingham shall also receive a minimum annual return of US$2.6 Million on MC-1 net sales, if approved until May 31, 2020. Birmingham will receive payments based on MC-1 revenues until December 31, 2024, unless a novel patent is obtained for MC-1, which could extend the period of payments.

During the 30 day period following the date on which the U.S. Food and Drug Administration shall have first approved MC-1 for sale to the public, the Company may elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$70 Million to Birmingham. In addition, upon the approval of MC-1 for a second indication, the Company may once again elect to terminate AGGRASTAT® or MC-1 Debt Payment rights with the payment, prior to the end of such 30 day period of US$120 Million to Birmingham.

2 The Company has entered into manufacturing and supply agreements to purchase a minimum quantity of AGGRASTAT® from a third party. During the first quarter of fiscal 2009 the contract was renegotiated, extending the terms and adjusting the yearly minimum commitments. The agreement expires fiscal 2013.

Guarantees
The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties
The Company has granted royalties to third parties based on future commercial sales of MC-1, aggregating up to 3.9% on net sales. To date, no royalties are due and/or payable.

The above commitments exclude any royalty obligations to Birmingham in excess of minimum annual payments pursuant to the debt financing agreement.

Off-balance sheet arrangements
The Company does not have any off-balance sheet arrangements other than as discussed above.

Financial Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The fair values of cash and cash equivalents, accounts receivable, restricted cash, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The fair value of the long-term debt approximates its carrying value the borrowing arrangement is comparable to current market terms and conditions for similar debt. The Company does not believe that its results of operations or cash flows would be materially affected by sudden change in market interest rates. The Company has not entered into any futures or forward contracts as at November 30, 2008. The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

	November 30,	May 31,
(Expressed in $U.S.)	2008	2008

Cash and cash equivalents	$3,112,009	$7,454,830
Accounts receivable	572,086	524,432
Restricted cash	-	12,000,000
Accounts Payable and accrued liabilities	(2,391,090)	(4,832,260)
Long term debt	(25,000,000)	(37,000,000)

Net	$(23,706,995)	$(21,852,998)

Based on the above net exposures as at November 30, 2008, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding decrease or increase of approximately $1,500,000 in the Company’s net losses. The majority of this would be on the Long term debt and would not significantly impact the current cash flow.

Related Party Transactions
During the three month and six month periods ended November 30, 2008 the Company paid companies controlled by a director a total of $88,000 and $175,000 (three and six month periods ended November 30, 2007 - $85,000 and $166,000) respectively, for office rent, supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Outlook
The Company’s strategic focus in fiscal 2009 will be to continue sales and marketing efforts of AGGRASTAT®, and evaluate development opportunities for MC-1 in chronic cardiovascular as well as non cardiovascular indications, secure additional sources of funding and to continue to focus on cost savings measures.

The Company expects to continue to incur operating losses throughout fiscal 2009 as it proceeds with implementing its strategic focus. Research and development expenses are expected to be significantly lower in fiscal 2009 as compared to fiscal 2008. Sales and marketing expenses are expected to be comparable to fiscal 2008 with some increase in revenue from sales of AGGRASTAT®.

It continues to be the Company’s plan to explore partnership opportunities for the clinical development and commercialization of MC-1 Chronic, MC-1 Acute and its preclinical antithrombotic program. Such a partnership could provide funding for research and development in the respective program and a license agreement for the sale and distribution of the Company’s lead product in return for milestone payments and any future product royalties.

The Company believes it has sufficient resources to fund operations to the end of the 2009 fiscal year. However, funding requirements may vary depending on a number of factors including the progress of the Company’s research and development programs, the securing of a partnership, the revenues generated and expenses resulting from the Company’s AGGRASTAT® operations, the results of preclinical studies and clinical trials and changes in the focus and direction of the Company’s product development projects.

Depending upon the results of the Company’s AGGRASTAT® operations, research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the end of the 2009 fiscal year without additional sources of capital. The Company’s plan to address the expected shortfall of working capital is to increase operating revenue and continue to reduce operating expenses and to secure additional funding through partnerships and/or equity financing. There is no certainty that the Company will be able to obtain sources of financing on acceptable terms, or at all or that it will increase product revenue or reduce operating expenses to the extent necessary.

Internal Controls over Financial Reporting
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company reported a material weakness in the design of its internal control over financial reporting in the fourth quarter of fiscal 2008 in connection with the preparation and review of its reconciliation from Canadian GAAP to United States GAAP, as discussed in the MD&A for the year ended May 31, 2008. The Company is continuing to address this weakness.

There were no changes to the Company’s internal controls over financial reporting during the three months ended November 30, 2008, which have materially affected, or are reasonable likely to materially affect the Company’s internal controls over financial reporting.

Additional Information
Additional information regarding the Company, including the Company’s Annual Report on Form 20-F, can be obtained on SEDAR (www.sedar.com).

Risks and Uncertainty
With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages. To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program. The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products. There can be no assurance that the Company will be successful in obtaining necessary market approvals for our products, including MC-1 Chronic. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be our ability to achieve market penetration of AGGRASTAT®.

The Company’s business, financial condition and results of operations will depend to a large extent on its ability to obtain additional financing which may not be available under favorable terms, if at all (See Note 1 to the Company’s Consolidated Financial Statements). Based on the Company’s operating plan, its existing working capital is not sufficient to meet the cash requirements to the fund the Company’s currently planned operating expenses, capital requirements, working capital requirements, long-term debt obligations and commitments beyond the 2009 fiscal year without additional sources of capital. The Company’s plan to address the expected shortfall of working capital is to increase operating revenue and reduce operating expenses and to secure additional funding through partnerships and/or equity financing. There is no certainty that that the Company will be able to obtain any sources of financing on acceptable terms, or at all or that it will increase product revenue. These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced operating losses and cash outflows from operations since incorporation. The Company’s financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

The ability of the Company to arrange such financing in the future and its ability to meet its obligations under outstanding debt financing arrangements will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company’s capital resources are exhausted and adequate funds are not available, it may have to further reduce or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

Additional risks and uncertainties relating to the Company and its business can be found in the "Risk Factors" section of its Annual Report on Form 20-F for the year ended May 31, 2008, which can be obtained on SEDAR (www.sedar.com).